UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of        November, 2003

Commission File Number       0-29586

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes              ☐           No         ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes     ☐           No         ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               EnerNorth Industries Inc.
               (formerly: Energy Power Systems Limited)

Date: December 2, 2003                     By: ____"Sandra J. Hall"____ ______
               Sandra J. Hall,
               President, Secretary & Director

Message to Shareholders:

Although we have faced a challenging year, we have achieved growth in our operations. The Industrial & Offshore Division has landed contracts to participate in two of the most high profile and challenging infrastructure projects now being developed in Atlantic Canada; Husky Energy’s White Rose Offshore Oil Project (White Rose) and Inco’s Voisey’s Bay Nickel Project. Furthermore, the Oil & Gas Division has expanded its land holdings and exploration opportunities by acquiring an additional 1,280 net acres at Sibbald, Alberta and by earning a 15% working interest in 5,760 acres in the Peace River Arch by participation drilling a test well. Both the significant contracts and the expansion of oil and gas lands represent opportunities that could present further corporate growth in the years to come.

The Industrial & Offshore Division

Our Industrial & Offshore Division and its equal joint venture partner commenced work on a $24 million fabrication contract for White Rose at the Bull Arm Topsides Facilities in Newfoundland and Labrador, Canada. The contract entails the fabrication of the M12- Main Electrical Room Module and the LER-Local Electrical Room Module and is scheduled for completion by April 2004.

The White Rose offshore oil field is located in the Jeanne d’Arc Basin 350km east of St. John’s, Newfoundland and Labrador. The field consists of both oil and gas pools with an estimated 200-250 million barrels of recoverable oil. It is anticipated that the field will achieve first production by the end of 2005 and the infrastructure costs will amount to approximately $2.3 billion.

We are also pleased to report that the Company, through its 49% combined interest in Liannu Limited Partnership, has recently been awarded contracts to participate in building the infrastructure of Inco’s Voisey’s Bay Nickel Project in Newfoundland and Labrador. Inco Limited, the world’s second largest producer of nickel, announced a US $1.9 billion infrastructure development plan for the Voisey’s Bay nickel deposit that has an estimated production life of approximately 30 years.

Oil & Gas Division

We recently acquired an additional 1,280 acres of 100% owned prospective land and over 30 kilometers of seismic data in the Sibbald Area of Alberta, Canada. We expect to implement a winter exploration and development program on this property which may include the acquisition of additional seismic data to better define possible drilling targets and the work over of existing well bores with the potential for gas production.

To expand our drilling opportunities we entered into an agreement to drill a 3,200 meter (approximately 9,700 feet) Wabamun formation gas test well on a prospect in the Doe area of Alberta (the Doe Prospect). The Company agreed to pay 24% of the cost to drill the test well, to earn (i) a 24% interest before payout (subject to a 5-15% sliding scale convertible royalty) and a 15% interest after payout; and (ii) a 15% working interest in 5,760 gross acres – 864 net, of multi formation prospective lands. The Company has also agreed to a 15% working interest in a 12,800 gross acre Area of Mutual Interest around the test well.

The Doe Prospect, Alberta is located within the Peace River Arch area of Canada’s Western Sedimentary Basin, and is an area known for significant natural gas accumulations associated with the Upper Devonian Wabamun Group.

We believe that the Company is well positioned to benefit from both the ongoing development of Atlantic Canada's offshore and onshore infrastructure and the exploitation and development of oil and gas on our expanded prospect lands.

On behalf of the management and board of EnerNorth Industries Inc., I thank you, our shareholders, for your continued support. We look forward a rewarding 2004.

On Behalf of the Board of Directors,

s/Sandra Hall
Sandra J. Hall,
President and Secretary
November 25, 2003

Management's Discussion & Analysis of Financial Condition and Operating Results

The following discussion and analysis of EnerNorth Industries Inc. ("EnerNorth" or the "Company") should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the fiscal years ended June 30, 2003, 2002 and 2001 and notes thereto. Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). For reference to differences between Canadian and US Generally Accepted Accounting Principles ("US GAAP") see note 17 of the Audited Consolidated Financial Statements.

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company’s Annual Information Form and Annual Form 20 F for Risk Factors. The Company's public filings can be accessed and viewed through the Company's website, www.enernorth.com under the heading "Investor Relations", and by clicking on "Corporate Filings". A link to the Company's Canadian Securities Commissions filings can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com, and the Company's United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.

OVERVIEW

The Company is a corporation amalgamated under the laws of the Province of Ontario and is provincially registered in the Provinces of Alberta and Newfoundland and Labrador. The Company conducts its operations through an Industrial & Offshore Division, and an Oil & Gas Division. The audited consolidated financial results for the fiscal periods ending June 30, 2003, 2002 and 2001 include the accounts of the Company and its wholly owned subsidiary M&M Engineering Limited ("M&M"), and the accounts of M&M Offshore Limited ("MMO"), M&M’s wholly owned subsidiary. MMO holds a 50% equity interest in Magna Services Inc. ("Magna") and a 20.83% equity interest in Newfoundland Service Alliance Inc. ("NSA"). M&M holds a 49% combined partnership interest in Liannu, a Limited Partnership ("Liannu"), and a 50% equity interest in North Eastern Constructors Limited ("NECL"). The Company's audited consolidated financial statements include the Company's proportionate share of each of these entities’ assets, liabilities, revenues and expenses.

During fiscal 2001 the Company commenced its oil and gas operations. The activities of the Company's Oil & Gas Division include exploration, development and production of oil and gas. The Company's oil and gas properties are located in the Canadian Provinces of Alberta, Ontario and Prince Edward Island.

The Company’s accounts include an investment in Konaseema EPS Oakwell Power Limited ("KEOPL") a company incorporated in Indian that is developing a power project in Andhra Pradesh, India. The Company also holds a 64% interest in Euro India Power Canara Private Limited ("EIPCL") that is carried at Nil on the balance sheet and consolidated statement of operations of the Company. Management has evaluated the effect that EIPCL accounts would have on the consolidated financial statements of the Company and concluded that such amounts would be insignificant under GAAP.

Critical Accounting Policies and Estimates and Newly Adopted Accounting Policies

The Company's significant accounting policies, estimates and changes to accounting policies are also described in the Notes to the audited Consolidated Financial Statements. It is increasingly important to understand that the application of generally accepted accounting principles involves certain assumptions, judgments and estimates that affect reported amounts of assets, liabilities, revenues and expenses. The application of principles can cause varying results from company to company.

The most significant accounting policies that impact the Company and its subsidiaries relate to revenue recognition policies, oil and gas accounting and reserve estimates, accounting for joint ventures, valuation of capital assets, discontinued operations, future income tax assets and liabilities, and stock based compensation.

The most significant accounting estimates that impact the Company and its subsidiaries relate to contingent liabilities and assets, and the valuation of the Company's investment in KEOPL.

The only new accounting policy that was adopted by the Company during the 2003 fiscal year was a new accounting policy for Asset Retirement Obligations. In accordance with the recommendation of the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110 the Company adopted this policy before it was required. During fiscal 2002 the Company adopted new accounting policies for Goodwill and Other Intangibles, again in accordance with recommendations in the CICA Handbook.

Critical Accounting Policies.

Revenue recognition . Revenue for M&M & MMO is generated principally from contracts or purchase orders awarded through a competitive bidding process. Revenue from construction and fabrication contracts is recognized on the percentage of completion basis, under which contract revenues are recognized by assessing the value of the work performed in relation to the total estimated cost of the contract. Revenue from M&M & MMO's venture partners (whether in corporate or partnership form) is recognized based on their proportionate equity holdings in those entities.

Oil and gas revenues are recognized on actual production volumes and delivery of the product to the market, based on the applicable operator's reports.

Oil and gas accounting and reserve estimates. The Company follows the full cost method of accounting for oil and gas operations under which all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Under the full cost method, all of the costs noted above are capitalized, together with the costs of production equipment, and are depleted on the unit-of-production method based on the estimated gross proved reserves. Petroleum products and reserves are converted to equivalent units of natural gas at 6,000 cubic feet to 1 barrel of oil.

Under the full cost method, costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. When reserves are identified as "proven" by independent engineers, or the property is considered to be impaired, then the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion. Alberta Royalty Tax Credits are included in oil and gas sales.

In applying the full cost method, under Canadian GAAP, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion and amortization from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted average reference prices in effect at the end of the Company's fiscal year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes from such estimated future revenues.

In comparison, in applying the full cost method under US GAAP, the Company performs a ceiling test based on the same calculations used for Canadian GAAP except the Company is required to discount future net revenues at 10% and there is no deduction from the US GAAP ceiling test for estimated future general and administrative expenses and interest.

Joint Ventures. The Company's Industrial & Offshore Division carries out part of its business through three corporations and one limited partnership. The Company's audited consolidated financial statements include the Company's proportionate share of each of these entity's assets, liabilities, revenues and expenses. MMO holds a 50% equity interest in Magna and a 20.83% equity interest in NSA. M&M holds a 49% combined partnership interest in Liannu and a 50% equity interest in NECL. For accounting purposes as at June 30, 2003 Liannu was inactive apart from entering and preparing bids for future work (See Note 6 to the Company's Consolidated Financial Statements).

In comparison under US GAAP, the Company would instead use the equity method of accounting for joint ventures rather than the proportionate consolidation method of accounting. Under the US GAAP method the Company would present its net investment in the joint venture on the consolidated balance sheet and present its net share of equity income on the consolidated statement of loss and deficit.

Capital Assets . Capital assets consist primarily of fabrication buildings, office equipment, and manufacturing equipment. These assets are recorded at cost less accumulated amortization and, if applicable, write down for impairment.

Capital assets are amortized on the declining balance basis over their estimated useful lives at the following rates:

Buildings Manufacturing equipment Tools and equipment Office equipment Vehicles Paving Equipment under capital leases	3% 20% 20% 20% 30% 7% 20%

Discontinued Operations. During fiscal 2001 the Company adopted a plan to discontinue the operations of its Power Division. This division has been treated as discontinued operations for accounting purposes (See Note 20 to the Company’s Consolidated Financial Statements). As such the operations of the Company's Power Division have been excluded from the audited consolidated statement of loss and deficit from continuing operations in prior periods.

In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized on the date the liability is incurred and that such liability be measured and recorded at fair value. This is effective for exits or disposal activities initiated after December 31, 2002. Management is of the opinion that the adoption of SFAS No. 146 will not impact its financial position and results of operation.

Future Income Tax Assets and Liabilities. The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying amounts and their respective income tax bases (temporary differences). Management regularly reviews its tax assets for recoverability and establishes a valuation allowance based on (i) historical taxable income; (ii) projected future taxable income; and (iii) the accounting treatment reflected in Note 11 of the Company’s Consolidated Financial Statements. As of June 30, 2003 the Company had $10.7 million of non-capital losses. In fiscal 2003 the Company carried an income tax asset of nil related to those non-capital losses, and in fiscal 2002 carried an income tax asset equal to CDN $0.5 million).

Stock based compensation. The Company has established a stock option plan (the "Plan") for directors, officers, employees, consultants and service providers. The Company does not record compensation expense for stock options granted to directors, officers and employees. However, additional disclosure of the effects of accounting for stock based compensation to directors, officers and employees as compensation expense, using the fair value method estimated using the Black-Scholes Option Pricing Model and is customarily disclosed as pro-forma information in the Notes to the financial statements. Any consideration paid by directors, officers and employees on exercise of stock options or purchase of stock is credited to share capital. Stock options issued to non-employees are recorded at their fair value at date of issuance.

Under US GAAP Financial Accounting Standard ("FAS" 123), stock options granted to consultants are recognized as an expense based on their fair value at the date of grant. Prior to the adoption of the CICA section 3870 under Canadian GAAP, options were disclosed and no compensation expense was recorded. The Company’s calculation for the compensation for consultants of Nil in 2003 CDN $ 8,621 in 2002 and CDN $ 112,040 in 2001 is based on the Black-Scholes option pricing model. The Black-Scholes option-pricing model is utilized by the Company in its reconciliation to US GAAP.

An application of the Black-Scholes Method, and the underlying assumptions in calculating option values, for the last three fiscal years is reflected in the table below.

ASSUMPTIONS

Year	Volatility Factor	Assumed Options Issued	Risk Free Rate	Black Scholes Value

Fiscal 2003	N/A	Nil	N/A	Nil

Fiscal 2002	0.31	6,667	5%	1.29

Fiscal 2001	0.64	23,333	5%	4.29 & 1.80

For options granted to employees the Company follows Accounting Principles Opinion ("APB") 25 under US GAAP. For employees, compensation expense is recognized under the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market price at grant date over the exercise price. Such expense is reflected over the service period; if the option is for prior services, it is expensed at date of grant; if the option is for future services, it is expensed over the vesting period. If the exercise price of the employee stock options is equal to or exceeds the market value of the shares at the date of grant, no compensation expense is recognized at grant date for US GAAP purposes.

In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation", an interpretation of APB Opinion No. 25. The Company adopted the interpretation for US GAAP purposes on July 1, 2000. Among other things, the Interpretation requires that stock options that have been modified to reduce the exercise price be accounted for as variable. As of July 1, 2000, under the provisions of Interpretation No. 44, any options that are considered repriced are accounted for as variable options from that date forward. Therefore, the option value will be re-measured at the end of each period using the greater of (i) the exercise price or (ii) the July 1, 2000 fair market value as the basis for determining increases in the intrinsic value of the options. During 2001, the Company repriced 19,167 options with an intrinsic value of CDN $92,000 which was included in the compensation expense adjustment. During 2002, these repriced options were exercised and an additional intrinsic value of CDN $102,550 was recorded to the compensation expense adjustment on the options’ respective measurement dates under the Interpretation.

Critical Accounting Estimates

Contingent liabilities and assets.

Oakwell Claim. In August, 2002 the Company was named as a defendant in a legal proceeding in the High Court of Singapore, Oakwell Engineering Limited vs. Energy Power Systems Limited, Suit No. 997 of 2002/V (the "Proceeding"). On October 16, 2003, the Company received a decision from the court with respect to a 13-day trial held from May 5, 2003 to May 22, 2003. In his decision, the judge awarded Oakwell US $1.6 million with respect to Oakwell's claim against the Company for the sum of US $2.79 million, and awarded Oakwell US $2.56 million representing the judge’s valuation of a 6.25% interest in the actual cash available for foreign repatriation from a proposed power project in Andhra Pradesh, India, in each of the first five years after the commercial operation date of the project, for a total award of US $4.16 million (approximately CDN $5.4 million) plus certain legal costs, the extent of which is not yet known (collectively, the "Judgment"). Management of the Company believes both the judge’s reasoning and his factual findings, as reflected in the Judgment are in error. On November 13, 2003, the Company filed a Notice of Appeal of the Judgment in the Court of Appeal of the Republic of Singapore (Civil Appeal No. 129 of 2003/Y). If the Judgment becomes final there would be a significant and adverse impact on the Company’s liquidity and financial condition. A provision of CDN $5.9 million has been made to these financial statements for the claim (See Note 21 to the Company’s Consolidated Financial Statements).

HB Capital contingent liability. A statement of claim has been filed in the Supreme Court of Newfoundland, Trial Division, Suit # 1998 St. J. No. 3233 against the Company by a former financial adviser alleging breach of contract. The plaintiff has claimed for special damages in the amount of approximately $240,000 (US $184,197) and a success fee equal to 1% of the gross debt/equity financing of the Andhra Pradesh project less up to 20% of any corporate contributions to the project by the Company or its affiliates. Management believes that the claim is without merit and has filed a counter claim. No correspondence or activity has occurred since 2000 and management believes that the plaintiff has abandoned the litigation. No provision has been made in the Company’s Consolidated Financial Statements for this claim. (See Note 23(a) of the Company’s Consolidated Financial Statements).

Karnataka contingent asset and liability. On April 22, 1999, the Karnataka Power Transmission Corporation Limited (formerly the Karnataka Electricity Board) of the State of Karnataka, India ("KPTCL") executed a power purchase agreement with EIPCL, a limited liability company incorporated in India. The Company holds a 64% interest in EIPCL. Effective May 10, 2001 the project was given the approval by the State Government to be converted to a coal fueled land based power project. The power purchase agreement has yet to be amended and there are deficiencies in the State Government's performance, including among other requirements, the provision of payment guarantees for the Karnataka project. Pursuant to Clause 14.1 (a) of the power purchase agreement, EIPCL served upon KPTCL and the Government of Karnataka ("GOK") a Notice of Arbitration on September 24, 2002 and under Clause 14.1 (b) of the power purchase agreement served a Second Notice of Arbitration on November 7, 2002. On December 10, 2002, EIPCL served a formal communication calling upon KPTCL and GOK to appoint a technical and or financial expert to resolve the outstanding issues in accordance with Clause 14.2 of the power purchase agreement. The Company also filed Notice U/S 80 of the Civil Procedure Code, 1908 against GOK and KPTCL for losses and damages due to delay in implementation of the Karnataka project. On August 11, 2003, EIPCL filed a Statement of Claim against KPTCL for repudiatory breach of the power purchase agreement and claimed damages in the amount of US $3,835,232 plus costs and interest. On October 7, 2003 KPTCL filed a Statement of Objections to reject EIPCL’s claims with costs stating that EIPCL failed to put up the Barge Mounted Power Plant ("BMPP") and claims the sum of Indian Rs. 25 crores (approximately US $5 million) plus interest. At the current time no assessment can be made of the outcome of the legal proceedings. Accordingly no amount has been recorded in these audited consolidated financial statements. (See Note 23 (b) of the Company’s Consolidated Financial Statements).

The Company estimates the range of liability related to pending litigation where the amount and range of loss can be estimated. Where there is a range of loss, the Company records the minimum estimated liability related to those claims. As additional information becomes available, we assess the potential liability related to our pending litigation and revise our estimates accordingly. Revisions of our estimates of the potential liability could materially impact our results of future operations. If the final outcome of such litigation and contingencies differ adversely from those currently expected, it would result in a charge to earnings when determined.

Valuation of the Company's Investment in KEOPL. As of June 30, 2003, the Company owns 11,348,200 common shares of Rs. 10 each, of KEOPL (the "KEOPL Shares"), a company incorporated in India, which is developing a power project in Andhra Pradesh, India. Pursuant to the agreement dated August 10, 2000 between the Company, VBC Ferro Alloys Ltd., an Indian corporation ("VBC"), and KEOPL, VBC is obligated to purchase the Company's investment in KEOPL for INR 113,482,000 (approximately CDN $3.5 million) on or before June 30, 2002 if the Company offers its KEOPL Shares to VBC prior to June 30, 2002.

On or about May 3, 2002, the Company, pursuant to the Revised VBC Agreement, offered and tendered the KEOPL Shares to VBC for purchase on or before June 30, 2002. In July 2002, VBC raised a dispute with the Company regarding the purchase and sale of the KEOPL shares.

Pursuant to a an Arbitration Agreement between the Company and VBC, the parent company of KEOPL and an Arbitration Award passed and dated October 11, 2003 by Hon’ble Arbitral Tribunal, India (the "Award") (i) VBC has agreed to transfer an additional 500,000 equity shares in KEOPL to the Company (valued at approximately CDN $150,000) , and (ii) VBC is required to buy the 11,348,200 KEOPL Shares for INR 113,482,000 (approximately CDN $3.3 million) on or before the earlier of (a) 60 days after the first disbursal of funds on financial closure of the KEOPL Project, and (b) March 31, 2004. The Company may, upon written notice to VBC, require that VBC purchase, and VBC is required to buy, the additional 500,000 equity shares of KEOPL at a par value of INR 5 million (approximately CDN $150,000) on or before the same dates.

The investment in KEOPL is recorded at the expected net recoverable amount of CDN $3.5 million. Management of the Company assessed the amount recoverable based on (i) the par value of the shares, (ii) an assessment of VBC's ability to pay, (iii) the provisions of the Award, and (iv) the likelihood and timing of payment. As of October 31, 2003 the estimated value of the KEOPL Shares was approximately CDN $3,450,000 based on current exchange rates. The actual recoverable amount is dependent upon future events, foreign exchange fluctuations and subject to certain sovereign risks such as stable political and economic conditions, and the amount actually recovered could differ materially from the amount estimated by management.

Newly Adopted Accounting Policies

Asset Retirement Obligations. In fiscal 2003, the Company adopted the recommendations of the new CICA Handbook Section 3110, "Asset Retirement Obligations" on a retroactive basis. As a result of applying the new standards, management determined that the changes to the asset retirement obligation in the amount of $100,960 for the prior year were necessary for site restoration costs related to its oil and gas properties. Accounting for future site restoration costs involves estimating the timing and amount of abandonment costs on a well-by-well basis, then discounting these values to the present utilizing a discounted cash flow technique. The oil and gas properties were adjusted for the noted $100,960, and the effect on the opening deficit in 2002 was considered to be immaterial by management.

In comparison, under US GAAP, the cumulative effect of the change in accounting principle would be shown and no retroactive adjustment would be made to the comparative figures. On this basis, the cumulative effect of the change in accounting principle was considered to be immaterial.

Goodwill. During fiscal 2002, the Company adopted new accounting policies for Goodwill as required under the recommendations of the new CICA Handbook Section 1581, Business Combinations, and Section 3062, "Goodwill and Other Intangibles". The newly adopted accounting policy was consistent with FASB No. 141, "Business Combinations" (SFAS 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142) under US GAAP. Goodwill represents the excess purchase price paid for business combinations over the value assigned to identifiable net assets acquired. Goodwill is evaluated for possible impairment in value at least annually and an impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds the fair value of the goodwill. The fair value of the reporting unit is obtained using the present value of expected cash flows. As a result of applying the new standards, management determined that the value of goodwill was impaired, and accordingly a transitional impairment loss of $2.1 million was charged to the opening deficit in fiscal 2002. Goodwill had previously been amortized over 10 years.

The adjusted net loss, basic loss per share from continuing operations and basic loss per share for comparative fiscal years ending June 30, 2003, June 30, 2002 and 2001 if no amortization were recorded in those years, are as follows.

	2003	2002	2001

Reported net loss	$(8,047,476)	$(1,131,370)	$(3,634,916)

Add back. Goodwill amortization	-	-	261,258

Adjusted net loss	$(8,047,476)	$(1,131,370)	$(3,373,658)

Basic loss per share: Reported net loss for the year Goodwill amortization	$ (2.11) -	$ (0.51) -	$ (2.56) 0.18

Adjusted net loss per share for the year	$ (2.11)	$ (0.51)	$ (2.38)

In comparison, the US GAAP method for the goodwill is governed by statements by the FASB in June 2001, when it issued FASB Statement No. 141, "Business Combinations" (SFAS 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling of interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001, and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142 that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141. The adoption of this statement had no material impact on the financial statements.

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill impairment at least annually. In addition, SFAS 142 requires that the Company (i) identify reporting units for the purposes of assessing potential future impairments of goodwill, (ii) reassess the useful lives of other existing recognized intangible assets, and (iii) cease amortization of intangible assets with an indefinite useful life. In addition, an intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142.

SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 also requires that the reporting company complete a transitional goodwill impairment test six months from the date of adoption. During 2002, the Company adopted SFAS 142 early, and management determined that the value of goodwill was impaired, resulting in a transitional impairment loss of $2,056,832. This amount has been reported as a cumulative effect of a change in accounting principle in the fiscal 2002 reconciliation to US GAAP. Goodwill had previously been amortized over 10 years.

Recently Issued United States Accounting Standards

In January 2003, the FASB issued Financial Interpretation 46 "Accounting for Variable Interest Entities" ("FIN 46"), that requires the consolidation of certain entities that are controlled through financial interests that indicate control (referred to as "variable interests"). Variable interests are the rights or obligations that convey economic gains or losses from changes in the values of the entity's assets or liabilities. The holder of the majority of an entity's variable interests is required to consolidate the variable interest entity. The Company does not believe FIN 46 results in the consolidation of any additional entities that existed at June 30, 2003.

In December 2002, the FASB issued FSAF No. 148. This Statement amends FASB Statement No. 123, "Accounting for Stock Based Compensation", to provide alternative methods of transition for a reporting company’s voluntary change to the fair value based method of accounting for stock based employee compensation. In addition, this Statement amends the disclosure requirements of prior Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock based employee compensation and the effect of the method used on reported results. The adoption of this statement had no significant effect on the Company’s financial position or results of operations.

In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." The changes are intended to improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. Additionally, those changes are expected to result in more consistent reporting of contracts as either derivatives or hybrid instruments. As the Company holds no derivative instruments and does not engage in hedging activities management does not anticipate any significant effect on the Company’s financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It also requires that an issuer classify a financial instrument that is within the scope of SFAS No. 150 as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity.

SFAS No. 150 is generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting a cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this statement did not have a material effect on the Company’s financial position or results of operations.

A.    OPERATING RESULTS

The following discussion of the results of operations of the Company is a comparison of the Company's two fiscal years ended June 30, 2003 and 2002.

Revenue. The Company's consolidated revenues of $26.0 million for the year ending June 30, 2003 increased by 18% from $22.0 million reported as of June 30, 2002. Revenue growth was driven by both (i) an 18% increase in revenues from $21.6 million to $25.4 million in 2003 derived from the Company's Industrial & Offshore Division, and (ii) a 50% increase in revenues to $0.6 million in 2003 from $0.4 million during 2002 from the Company's Oil & Gas Division, which commenced operations February 1, 2001.

Gross Profit. Consolidated gross profit for the fiscal period ending June 30, 2003 increased by 20%, from $3.0 million in fiscal 2002 to $3.6 million in fiscal 2003. The increase was partially due to increased gross profits from the Company's Industrial & Offshore Division. The increase in gross profit was primarily driven by increased revenue during the year while the Company's consolidated gross margin as a percentage of sales remained relatively consistent at 13.9% in 2003 versus 13.5% for the previous year. During the year, gross profits from the Industrial & Offshore Division increased 16% to $3.7 million in 2003 from $3.2 million during 2002. Gross profit for the Company's Oil & Gas Division increased to ($0.1) million in 2003 from ($0.2) million during 2002. This increase was primarily due to increased commodity prices partially offset by increased depletion of the Company's reserves.

Administrative Expenses. Administrative expenses of $5.1 million for the twelve-month period ending June 30, 2003 were 21% higher than administrative expenses of $4.2 million the previous year. For fiscal year 2003 professional fees increased from $0.3 million the previous year to $1.1 million for an increase of $0.8 million. The increase was primarily caused by increased litigation expenses incurred during fiscal 2003. For the fiscal year 2003 the Company also incurred higher fixed salary costs which reflected a $0.2 million increase from the Industrial & Offshore Division. These increased administrative costs during fiscal 2003 were partially offset by decreased advertising and promotion costs of $0.3 million and by decreases in other general and administrative costs of $0.3 million. In addition during the 2002 fiscal year the Company wrote down its marketable securities by $0.1 million.

Oakwell Claim. In connection with the Oakwell litigation (discussed under "Critical Accounting Estimates" section above) the Company accrued an amount of $5.9 million for the twelve-month period ending June 30, 2003, versus nil for the twelve-month period ending June 30, 2002 (See Note 21 to the Company’s Consolidated Financial Statements).

Other income. Other income of $0.2 million for the twelve-month period ending June 30, 2003 decreased from $1.3 million for the previous period for a net change of $1.1 million or 85%. Included in other income is a gain on the sale of marketable securities of $96,097. Also included is interest income on invested cash. During 2002 other income included a litigation settlement of $650,000. Also included in other income for fiscal 2002 is an overprovision for costs related to the Port aux Basques property, which was settled for $214,500 less than accrued. The balance of other income in fiscal 2002 relates mainly to credits received for workers compensation adjustments of previous years.

Loss from Continuing Operations before Income Taxes. Losses from Continuing Operations before Income Taxes increased by $7.1 million from $0.5 million in fiscal 2002 to $7.6 million during fiscal 2003. The increase in losses for fiscal 2003 was primarily related to (i) an accrued $5.9 million litigation claim against the Company; (ii) increased administrative expenses of $0.9 million mainly comprised of legal expenses for the litigation; and (iii) a decrease of $0.9 million of other income. These losses were offset by increased gross profits of $0.6 million.

Current and Future Income Taxes. During the fiscal period ending June 30, 2003 a net future income tax charge of $0.4 million was recognized as compared to a net future income tax charge of $0.6 million during fiscal 2002. The primary reasons for the charge was (i) a $2.3 million non-deductible charge for the Oakwell claim; (ii) a $1.6 million charge due to changes in tax rates; and (iii) an increased valuation provision on the income tax asset during the year. During fiscal 2003 the statutory tax rate for the Company was 38% and in fiscal 2002 such rate was 39%.

Net Losses from Continuing Operations and Net Losses. Consolidated loss from continuing operations for the twelve month period ending June 30, 2003 was $8.0 million, 627% more than the $1.1 million loss from continuing operations reported for the previous twelve month period.

Net Losses from Continuing Operations Per Share and Net Losses Per Share. As a result of the noted losses from operations, net losses from continuing operations per share for the twelve-month period ending June 30, 2003 increased by 314% to $2.11 per share from $0.51 per share for fiscal 2002.

The following discussion of the results of operations of the Company is a comparison of the Company's two fiscal years ended June 30, 2002 and 2001.

Revenue. The Company's consolidated revenues of $22.0 million for the year ending June 30, 2002 represented a 15% increase from $19.1 million reported during the same period in fiscal 2001. Revenue growth was driven by both a 15% increase in revenues to $21.6 million from $18.8 million during 2001 derived from the Company's Industrial & Offshore Division as well as a 33% increase in revenues to $0.4 million from $0.3 million during 2001 from the Company's Oil & Gas Division, which commenced February 1, 2001.

Gross Profit. Consolidated gross profit of $3.0 million for the fiscal period ending June 30, 2002 from $2.5 million in 2001 represented an increase of 20%. The increase was primarily due to increased gross profits from the Company's Industrial & Offshore Division, as the Company's consolidated gross margin as a percentage of sales has remained reasonably consistent at 13.5% in fiscal 2002 versus 13.2% for the previous year. During the year gross profits from the Industrial & Offshore Division increased to $3.2 million from $2.4 million during 2001, a 33% increase. This increase in gross profits was primarily due to increased revenues during 2002. Gross margins for the Company's Oil & Gas Division decreased to ($0.2) million from $0.2 million during 2001. This decrease was primarily due to increased depletion of the Company's reserves.

Administrative Expenses. Administrative expenses of $4.2 million for the twelve-month period ending June 30, 2002 were 62% higher than administrative expenses of $2.6 million the previous year. For the fiscal year 2002 the Company incurred a foreign exchange loss of $0.2 million, whereas in the fiscal year 2001 the Company had a foreign exchange gain of $0.2 million. For the fiscal year 2002 professional fees increased to $0.3 million. In addition during the fiscal year 2002 the Company wrote down its marketable securities by $0.1 million. The Company also had increases in its general and administrative expenditures.

Other Income. Included in other income in 2002 is a litigation settlement of $0.7 million related to a claim against a company with respect to an asset purchase agreement. Also included in 2002 is an overprovision for costs related to the Port aux Basques property settled for $0.2 million less than accrued. The balance of other income in 2002 relates mainly to credits received for workers compensation adjustments of prior years.

Loss from Continuing Operations before Income Taxes. Losses from Continuing Operations before Income Taxes decreased 77% by $1.7 million to $0.5 million during fiscal 2002 from $2.2 million the previous year. The majority of the decrease in losses was due to a non-cash write down of inactive capital assets of $1.5 million during the previous fiscal period. During 2002 the Company wrote down an additional $0.3 million.

Current and Future Income Taxes. During the fiscal period ending June 30, 2002 a net future income tax charge of $0.6 million was recognized compared to a net future income tax credit of $1.2 million which was realized during fiscal 2001. The tax credit during fiscal 2001 was primarily due to a valuation allowance credit of $1.1 million for expected future income from the Company's oil and gas properties. During fiscal 2002 the statutory tax rate for the Company was 39%, and during fiscal 2001 it was 43%.

Net Losses from Continuing Operations. Consolidated loss from continuing operations for the twelve month period ending June 30, 2002 was $1.1 million, 10% more than the $1.0 million loss from continuing operations reported for fiscal 2001.

Net Losses from Continuing Operations Per Share. As a result of the foregoing, net losses from continuing operations per share for fiscal year 2002 decreased 22% to $0.17 per share from $0.23 per share for fiscal 2001.

Discontinued Operations. Losses incurred from discontinued operations in fiscal 2001 were $2.7 million, which resulted from the Company's discontinued Power Division operations in that year. During 2002 the Company did not incur any losses from discontinued operations.

Net Losses and Net Losses Per Share. Net loss for the 2002 fiscal year was $1.1 million, as compared to a net loss of $3.6 million during fiscal year 2001, for a decrease of 69%. Net loss per share decreased 80% to $0.17 per share for the fiscal period ending June 30, 2002, from $0.85 per share for fiscal year 2001.

Goodwill. During the 2001 fiscal year the Company adopted new accounting policies for Goodwill as required under the recommendations of the new CICA Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangibles (See "Critical Accounting Policies" - above). The new accounting policy has not been adapted retroactively. The adjusted net loss and basic loss per share for the fiscal year ending June 30, 2001 if no amortization was recorded in those years is a net loss of $3.4 million as opposed to the recorded amount of $3.6 million in 2001 and a net loss per share of $(0.79) as opposed to a net loss per share of $(0.85) reported in the financial statements.

B.    LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of June 30, 2003 were $6.7 million, compared to $5.6 million at the end of the previous fiscal year. During fiscal year 2003 the Company issued common shares for cash of $1.2 million (See Note 10 to the Company’s Consolidated Financial Statements). The proceeds were primarily applied to the exploration and development of oil and gas properties and to the purchase of capital assets. During fiscal year 2003 the Company expended $0.4 million on the exploration and development of new oil and gas reserves and expended $0.4 million on the purchase of capital assets for the Industrial & Offshore Division. In addition in fiscal 2003 the Company repaid $0.3 million of shareholder loans with cash, and was advanced $0.1 million for net repayments of $0.2 million. The Company also utilized $0.6 million from its line of credit, which amount was used to fund the Industrial & Offshore Division’s operating activities.

Cash and cash equivalents at June 30, 2002 were $5.6 million, as compared to $1.2 million at the end of fiscal 2001. During the 2002 fiscal year the Company issued common shares for cash of $9.4 million (See Note 10 to the Company’s Consolidated Financial Statements). These funds were primarily applied to the exploration and development of oil and gas properties. During fiscal year 2002 the Company expended $2.8 million on the exploration and development of new oil and gas reserves. In addition, in fiscal 2002 the Company repaid $0.4 million of shareholder loans for cash and utilized $0.6 million from its line of credit. Cash of $2.0 million was used to fund the Company's operating activities.

    The Company's primary sources of liquidity and capital resources historically have been cash flows from the operations of the Industrial & Offshore Division and Oil & Gas Division, the issuance of share capital and advances from shareholders. During fiscal 2000 and 2001 the Company recovered part of its investment in KEOPL. During fiscal 2004, it is expected that primary sources of liquidity and capital resources will be derived from the operations of the Industrial & Offshore Division, revenues from the Oil & Gas Division and further recovery in connection with an arbitration award (See "Critical Accounting Estimates – Valuation of the Company’s Investment in KEOPL" above).

CIBC Facility

The Company's Industrial & Offshore Division, through M&M and MMO, maintains its own line of credit facility with a commercial bank. The credit facility, provided by Canadian Imperial Bank of Commerce ("CIBC") was initially entered into in December of 1994, and has been amended and renewed from time to time (the "CIBC Facility"). The CIBC Facility currently allows M&M to borrow up to the lesser of (i)  $1.75 million, or (ii) 75% of receivables from government or large institutions/corporations and 60% of other receivables to finance working capital requirements on a revolving basis. The CIBC Facility is payable upon demand. As of June 30, 2003, the principal balance outstanding under the CIBC Facility was $1.9 million, compared to  $1.5 million as of June 30, 2002. From time to time CIBC extends a greater amount than the credit facility allows.

Under the CIBC Facility, as security for repayment of loans to M&M, M&M granted to CIBC: (i) a first priority lien on receivables, inventory and specific equipment; (ii) a second priority lien on land, buildings and immovable equipment; and (iii) an assignment of insurance proceeds. As security for repayment of loans to MMO, MMO granted to CIBC a first priority lien on receivables, inventory and equipment. Under the CIBC Facility (a) M&M has guaranteed the obligations of MMO under the facility in an unlimited amount, and such guaranty is secured by the same collateral as for M&M’s direct obligations, and (b) MMO has guaranteed the obligations of M&M under the facility in an unlimited amount, and such guaranty is secured by the same collateral as for MMO’s direct obligations. The credit facility also requires M&M to comply with certain financial covenants, including current ratio, debt/equity ratio, and limits on capital expenditures, dividends and further encumbrances on collateral.

RoyNat Mortgage

As of June 30, 2003, M&M is indebted to RoyNat Inc. ("RoyNat") in the amount of $0.4 million (compared to $0.5 million in 2002). As security for its obligations to RoyNat, M&M has granted a first priority lien on the land and building, and a secondary lien on all other assets of M&M, subject to the first priority lien in favor of CIBC. MMO has also guaranteed this mortgage.

Magna Credit Facility, Postponement and Guarantee

During 2002, Magna obtained a credit facility in the amount of $150,000, which was repayable on demand and bore interest at the bank's prime lending rate plus 2% per annum. As security for this facility, M&M postponed its claim for $50,000 owed to them by the joint venture until repayment of the credit facility to the bank and provided a guarantee of $75,000.

    During 2003, Magna negotiated a credit facility in the amount of $1,000,000, which is repayable on demand and bears interest at the bank's prime lending rate plus 1.50% per annum. Included in bank indebtedness is a bank demand loan of $93,000 (2002 $19,000). There were no additional postponements with respect to the new facility.

Multi-Party Indemnity

In March of 2002 the Company, M&M and MMO entered into an Indemnity and Security Agreement with Western Surety (the "Western Agreement"). Under the Western Agreement the surety agreed to issue up to an aggregate of $15,000,000 in bonds or undertakings on behalf of M&M and/or MMO (the "Principals"). Under the Western Agreement each of EnerNorth, M&M and MMO (the "Indemnitors") is jointly and severally liable to the surety for (i) any default in performance by either Principal, (ii) any and all losses incurred by the surety in connection with such default(s), and (iii) any loss or damage incurred by the surety arising from the issue of the bond(s). As security for its obligations, each of the Indemnitors granted a security interest to Western in granted a security interest to Western in any and all amounts due to them with respect to the bonded contracts, including payments due from the obligee under the bond, and any liens or insurance proceeds. The indemnity of each of the Indemnitors is unlimited in amount, and has no expiration date. Since their respective incorporations, neither M&M nor MMO has incurred any liability as either a principal or a guarantor with respect to a surety.

Liannu Indemnities

Liannu is a limited partnership formed under the laws of Newfoundland and Labrador ("Liannu") in which M&M holds a 49% combined partnership interest, and of which M&M is the sole general partner. In May of 2003 the Company, M&M and MMO entered into an Indemnity and Security Agreement with Western Surety (the "Liannu Agreement"). Under the Liannu Agreement the surety agreed to issue bonds or undertakings on behalf of Liannu. Under the Liannu Agreement each of EnerNorth, M&M and MMO is jointly and severally liable to the surety for (i) any default in performance by Liannu, (ii) any and all losses incurred by the surety in connection with such default(s), and (iii) any loss or damage incurred by the surety arising from the issue the bond(s). As security for its obligations, each of EnerNorth, M&M and MMO granted a security interest to Western in any and all amounts due to them with respect to the bonded contracts, including payments due from the obligee under the bond, and any liens or insurance proceeds. The indemnity of each of EnerNorth, M&M and MMO is unlimited in amount, and has no expiration date.

Outlook and Prospective Capital Requirements.

The Industrial & Offshore Division is currently completing a backlog of contracts, and M&M and MMO are bidding on new contracts for the third and fourth quarters. Further development of Atlantic Canada's offshore infrastructure could foster future growth for the Industrial & Offshore Division. In addition, the Oil & Gas Division is adding positive cash flow to fund corporate operations and future development and growth. At present the Company intends to expand its oil and gas operations.

As part of the Company's oil and gas exploration and development program management of the Company anticipates significant expenditures to expand its existing portfolio of proved and probable oil and gas reserves. Amounts expended on future oil and gas exploration and development is dependent on the nature of future opportunities evaluated by the Company. These expenditures may be funded through cash held by the Company. Any expenditure which exceeds available cash may be funded by additional share capital or debt issued by the Company, or by other means.

It is anticipated that M&M will expend approximately  $0.5 million in capital expenditures for new and used manufacturing and office-related equipment over the next twelve months. Such equipment, which could be utilized to generate additional construction revenues, could be financed through capital leases with equipment manufacturers, credit arrangements with M&M's existing lenders, cash from the Company or other means. With respect to other potential expenditures of the Company, please see " Contingent liabilities and assets - Oakwell Claim" above.

The Company's long-term profitability will depend upon its ability to successfully implement its business plan.

In the past M&M has focused on manufacturing and fabricating process piping, production equipment, steel tanks and other metal products requiring specialized welding and fabrication abilities. Management believes that several opportunities are developing in the Atlantic provinces of Canada, which could enable M&M to maintain and increase the volume of its business. These opportunities include proposed offshore oil and gas projects for the White Rose Oilfield, the Sable Island Offshore Energy Project, and the development of the Voisey's Bay nickel mine. Management also anticipates that M&M will have recurring opportunities with respect to the upgrade and maintenance of existing area infrastructure, including the Hibernia and Terra Nova oil fields, mechanical fabrication and maintenance of production equipment for refineries, pulp and paper mills (including environmental equipment) and private sector power generation projects (primarily for mining and natural resources).

C.    RESEARCH AND DEVELOPMENT

Not applicable.

D.    TREND INFORMATION

Seasonality. The Company's Industrial & Offshore Division operates in a cyclical and seasonal industry. Fabrication industry activity levels are generally dependent on the level of capital spending in heavy industries such as mining, forestry, oil and gas and petrochemicals. In addition the Company is subject to seasonal levels of activity whereby business activities tend to be lower during the winter months. The level of industry profits, capacity-utilization in the industry and interest rates often affect capital spending in these industries. Success in fabrication will be dependent on the Industrial & Offshore Division's ability to secure and profitably perform fabrication contracts. Fixed price fabrication contracts contain the risk of bid error or significant cost escalation with regard to either labor or material costs, combined with a limited ability to recover such costs from the applicable client.

The Company's Oil & Gas Division is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company's oil and gas properties is the primary determinant for the volume of sales during the year.

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Consolidated Financial Statements
For the years ended June 30, 2003, 2002 and 2001
(Expressed in Canadian Dollars)

Contents

Auditors' Report	2

Comments by Auditor for U.S. Readers on
Canada-U.S. Reporting Difference	3

Consolidated Financial Statements
Balance Sheets	4
Statements of Loss and Deficit	5
Statements of Cash Flows	6
Summary of Significant Accounting Policies	7-11
Notes to Consolidated Financial Statements	12-36

Auditors' Report

To the Shareholders of
EnerNorth Industries Inc.

We have audited the consolidated balance sheets of EnerNorth Industries Inc. as at June 30, 2003 and 2002 and the consolidated statements of loss and deficit and consolidated statements of cash flows for the years ended June 30, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002 and the results of its operations and its cash flows for the years ended June 30, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

(signed) BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
September 5, 2003 (except Note 18, 21 and 23(b), as of October 16, 2003)

2

Comments by Auditor for U.S. Readers
on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 5 to the financial statements. Our report to the shareholders dated September 5, 2003 (except Note 18, 21 and 23(b), as of October 16, 2003) is expressed in accordance with Canadian reporting standards which do not require a reference to such a changes in accounting principles in the Auditors' Report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed) BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
September 5, 2003 (except Note 18, 21 and 23(b), as of October 16, 2003)

3

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

June 30	2003	2002

Assets

Current
Cash and cash equivalents	$6,729,283	$5,610,621
Restricted cash (Note 7)	1,218,070	-
Marketable securities (market value $227,416;2002 - $283,800)	176,804	283,800
Accounts receivable (Note 1)	6,503,464	5,218,201
Inventories	713,835	583,731
Unbilled revenue	1,680,806	2,069,085
Due from co-venturers (Note 6)	461,150	159,110
Prepaid expenses	240,725	59,618
Future income tax asset (Note 11)	-	61,473

	17,724,137	14,045,639
Investment (Notes 2 and 18)	3,500,000	3,500,000
Oil and gas properties (Note 3)	4,444,038	4,501,038
Capital assets (Note 4)	3,166,786	2,834,859
Future income tax asset (Note 11)	-	533,527

	$28,834,961	$25,415,063

Liabilities and Shareholders' Equity

Current
Bank indebtedness (Note 7)	$2,036,933	$1,462,766
Accounts payable and accrued liabilities	5,747,414	4,022,114
Due to shareholders (Note 8)	402,419	628,346
Deferred revenue	2,399,086	-
Current portion of long term debt (Note 9)	158,309	185,925
Future income tax liability (Note 11)	302,900	432,490
Oakwell claim payable (Note 21)	5,900,000	-

	16,947,061	6,731,641
Long-term debt (Note 9)	528,020	501,670
Site restoration (Note 5)	106,274	100,960
Future income tax liability (Note 11)	-	22,110

	17,581,355	7,356,381

Shareholders' equity
Share capital (Note 10)	43,339,132	42,096,732
Deficit	(32,085,526)	(24,038,050)

	11,253,606	18,058,682

	$28,834,961	$25,415,063

On behalf of the Board:

(signed)  Sandra J. Hall     _    Director

(signed)  Milton Klyman     _   Director

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements
4

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Consolidated Statements of Loss and Deficit
(Expressed in Canadian Dollars)

For the years ended June 30	2003	2002	2001

Revenue	$25,969,465	$22,010,321	$19,083,808

Cost of sales and oil and gas operating costs
(including amortization of capital assets, site
restoration and depletion $628,293; 2002 -
$574,208; 2001 - $258,629)	22,356,431	19,037,135	16,571,162

Gross profit	3,613,034	2,973,186	2,512,646

Expenses
Administrative expenses	5,143,760	4,191,316	2,626,513
Amortization of goodwill	-	-	261,258
Amortization of capital assets	105,267	124,405	157,111
Interest	223,736	78,334	165,965
Interest on long term debt	49,922	57,675	90,523

	5,522,685	4,451,730	3,301,370

Loss from continuing operations before
the following undernoted items	(1,909,651)	(1,478,544)	(788,724)
Other income (Note 12)	208,510	1,258,677	66,218
Oakwell claim (Note 21)	(5,900,000)	-	-
Write down of inactive capital assets	-	(316,668)	(1,500,000)

Net loss from continuing operations before
income taxes	(7,601,141)	(536,535)	(2,222,506)

Income taxes (Note 11)
Current	3,035	(39,765)	-
Future	443,300	634,600	(1,248,100)

	446,335	594,835	(1,248,100)

Net loss from continuing operations	(8,047,476)	(1,131,370)	(974,406)
Loss from discontinued operations (Note 20)	-	-	(2,660,510)

Net loss for the year	(8,047,476)	(1,131,370)	(3,634,916)
Deficit , beginning of year	(24,038,050)	(20,849,848)	(17,214,932)
Transitional impairment loss (Note 5)	-	(2,056,832)	-

Deficit , beginning of year, as restated	(24,038,050)	(22,906,680)	(17,214,932)

Deficit , end of year	$(32,085,526)	$(24,038,050)	$(20,849,848)

Net loss from continuing operations
per share (Note 16)	$(2.11)	$(0.51)	$(0.69)

Net loss for the year per share (Note 16)	$(2.11)	$(0.51)	$(2.56)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements
5

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the years ended June 30	2003	2002	2001

Cash provided by (used in)

Operating activities
Net loss from continuing operations for the year	$(8,047,476)	$(1,131,370)	$(974,406)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Amortization of goodwill (Note 5)	-	-	261,258
Amortization of capital assets and depletion	733,560	698,613	415,740
Future Income taxes	443,300	634,600	(1,248,100)
Loss (gain) on sale of capital assets	(9,532)	(7,895)	7,796
Oakwell claim	5,900,000	-	-
Gain on sale of marketable securities	(96,097)	(22,311)	-
Valuation provision on marketable securities	-	108,376	-
Write down of inactive capital assets	-	316,668	1,500,000
Net change in non-cash working capital
balances (Note 13)	1,698,123	(2,617,222)	(1,223,064)

Cash from (used by) operating activities
from continuing operations	621,878	(2,020,541)	(1,260,776)
Cash used by discontinued operations	-	-	(52,278)

	621,878	(2,020,541)	(1,313,054)

Investing activities
Proceeds (purchase) of marketable securities, net	203,093	(148,652)	(221,213)
Due from co-venturers	(307,917)	49,542	(91,968)
Purchase of oil and gas assets	(354,625)	(2,759,206)	(1,727,857)
Purchase of capital assets	(472,758)	(163,087)	(213,991)
Proceeds from sale of capital assets	35,458	22,900	27,000
Other assets	-	-	3,355,025
	-	-	22,900

Investing activities of discontinued operations	(896,749)	(2,998,503)	1,149,896

Financing activities
Bank indebtedness	574,167	633,765	321,779
Long term debt, net	(197,107)	(198,207)	(277,187)
Advances from(repayments to) shareholders	(225,927)	(404,057)	(1,930,057)
Issuance of common shares	1,242,400	9,355,543	1,350,000
Issuance of preference shares	-	-	250,000
	-	-	(79,803)

Financing activities of discontinued operations	1,393,533	9,387,044	(365,268)

Net increase (decrease) in cash during the year	1,118,662	4,368,000	(528,426)

Cash and cash equivalents, beginning of year	5,610,621	1,242,621	1,771,047

Cash and cash equivalents, end of year	$6,729,283	$5,610,621	$1,242,621

See supplementary cash flow information (Note 13 (a))

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements
6

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

Nature of Business
and Principles
of Consolidation       EnerNorth Industries Inc. (the "Company") is a corporation amalgamated under the laws of the Province of Ontario. The Company's business is to explore and develop oil and gas reserves. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries M&M Engineering Limited ("M&M") and its wholly-owned subsidiary M&M Offshore Limited ("MMO"), 10915 Newfoundland Limited, 11123 Newfoundland Limited and the proportionate share of its interests in joint ventures whose business focus is construction mechanical contracting and steel fabrication in Newfoundland.

Pursuant to Articles of Amendment dated February 11, 2003 the Company changed its name from Energy Power Systems Limited to EnerNorth Industries Inc.

During fiscal 2001 the Company discontinued efforts to act as a developer of independent power projects. The Company intends to monetize its investment in the Andhra Pradesh Project. This segment has been treated as discontinued operations for accounting purposes (see Note 20). As such the operations of the Company's Power Division have been excluded from the consolidated statement of loss and deficit from continuing operations in 2001. There have been no operations in the Power Division since 2001.

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

Oil and Gas
Properties       The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Costs capitalized, together with the costs of production equipment, are depleted on the unit-of-production method based on the estimated gross proved reserves. Petroleum products and reserves are converted to equivalent units of natural gas at approximately 6,000 cubic feet to 1 barrel of oil.

7

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

Oil and Gas
Properties -
(Continued)
Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion. Alberta Royalty Tax Credits are included in oil and gas sales.

In applying the full cost method, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion and amortization from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted average reference prices in effect at the end of the year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

Royalties        As is normal to the industry, the Company's production is subject to crown, freehold and overriding royalties, and mineral or production taxes. These amounts are reported net of related tax credits and other incentives available.

Environmental and
Site Restoration
Costs        A provision for environmental and site restoration costs is made when restoration requirements are established and costs can be reasonably estimated. The accrual is based on management's best estimate of the present value of the expected cash flows. Site restoration costs increase the carrying amount of the oil and gas properties and are amortized on the same basis as the properties.

Accounting
Estimates      The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be material.

8

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

Revenue
Recognition               Industrial and Offshore Division

Revenue from construction and fabrication contracts is recognized on the percentage of completion method. The percentage of completion method recognizes revenue and unbilled accounts receivable by assessing the value of the work performed in relation to the total estimated cost of the contract based on the contract value. Contract costs include all direct material and labour costs and those indirect costs related to contract performance such as supplies, tools and repairs. Administrative and general overheads are charged to expense as incurred. Contract losses are provided for in full in the year in which they become apparent.

Revenue on the sale of products and short term contracts is recognized when risk and title passes to the customer, which is generally upon shipment of product.

Oil and Gas Division

Oil and gas revenue is recognized on actual production, and upon delivery of the product to the customer based on the operators' reports.

Cash and Cash
Equivalents    Cash and cash equivalents consist of cash on hand, bank balances and investments in money market instruments with maturities of three months or less.

Marketable
Securities       Marketable securities are valued at the lower of cost or market on a portfolio basis.

Investment     The investment in Konaseema EPS Oakwell Power Limited ("KEOPL") is recorded at expected net recoverable amount. The actual recoverable amount is dependent on future events including the foreign exchange rates at the time of ultimate recovery and could differ materially from the actual amount recovered.

Inventories     Inventories of finished goods are valued at the lower of cost and net realizable value. Raw materials are valued at the lower of cost and replacement cost.

Joint Ventures     The Company uses the proportionate consolidation method to account for its non oil and gas joint ventures.

The majority of the Company's petroleum and natural gas exploration activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

9

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

Capital Assets          Capital assets consist primarily of fabrication buildings, office equipment, and manufacturing equipment. These assets are recorded at cost less accumulated amortization and write down for impairment.

Capital assets are amortized on the declining balance basis over their estimated useful lives at the following rates:

Buildings 3%
Manufacturing equipment 20%
Tools and equipment 20%
Office equipment 20%
Vehicles 30%
Paving 7%
Equipment under capital leases 20%

Goodwill         Goodwill represents the excess purchase price paid for business combinations over the value assigned to identifiable net assets acquired. Goodwill is tested for impairment at least annually and an impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds the fair value of the goodwill. The fair value of the reporting unit is obtained using the present value of expected cash flows.

Marketing and
Promotion Cost   Marketing and promotion costs for new business opportunities are charged to administrative expenses as incurred.

Foreign Currency
Translation    Foreign currency accounts are translated to Canadian dollars as follows:

At the transaction date, each asset, liability, revenue or expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the resulting foreign exchange gains and losses are included in income in the current period.

Income Taxes    The Company accounts for income taxes under the asset and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carryforwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

10

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

Stock Based
Compensation          The Company has established a stock option plan (the "Plan") for directors, officers, employees, consultants and service providers. The Company does not record compensation expense for stock options granted to directors, officers and employees. However, additional disclosure of the effects of accounting for stock based compensation to directors, officers and employees as compensation expense, using the fair value method estimated using the Black-Scholes Option Pricing Model, is disclosed as pro-forma information. Any consideration paid by directors, officers and employees on exercise of stock options or purchase of stock is credited to share capital. Stock options issued to non-employees are recorded at their fair value at date of issuance.

11

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

1.     Accounts Receivable

Receivables consist of the following:

	2003	2002

Trade	$6,142,684	$4,930,847
Holdbacks	360,780	287,354

	$6,503,464	$5,218,201

2.         Investment

Investment consists of the following:

	2003	2002

Long term
Investment in Konaseema EPS Oakwell Power Limited	$3,500,000	3,500,000 $

The Company owns 11,348,200 ordinary equity shares of Rs. 10 each, of Konaseema EPS Oakwell Power Limited ("KEOPL") (the "KEOPL Shares"), a company incorporated in India, which is developing the Andhra Pradesh Project. Pursuant to a Revised Agreement ("the Revised VBC Agreement") dated August 10, 2000 between the Company, VBC Ferro Alloys Ltd. ("VBC"), KEOPL's parent company, and KEOPL, VBC shall purchase the Company's investment in KEOPL for INR 113,482,000 (approximately Cdn. $3,500,000) on or before June 30, 2002 if the Company offers its KEOPL Shares to VBC prior to June 30, 2002.

On May 3, 2002, the Company, pursuant to the Revised VBC Agreement, offered and tendered the KEOPL Shares to VBC for purchase on or before June 30, 2002. On July 1, 2002, VBC raised a dispute regarding the purchase and sale of the KEOPL shares.

The Company is pursuing legal remedies against VBC to effect the purchase and sale of the KEOPL shares to VBC (see Note 18). The Company estimates that the carrying amounts of the investment in KEOPL will be fully recovered. The actual recoverable amount is dependent upon future events, foreign exchange fluctuations and subject to certain sovereign risks such as political instability and economic conditions, and could differ materially from the amount estimated by management.

12

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

3.   Oil and Gas Properties

The Company acquired various working interests in producing and non producing oil and gas properties in Alberta, Ontario and Prince Edward Island. These properties are carried at cost set out below:

Petroleum and natural gas properties and equipment

		Accumulated
		Depletion and	Net Book
	Cost	Amortization	Value

June 30, 2003	$5,282,876	$838,838	$4,444,038

June 30, 2002	$4,923,023	$421,985	$4,501,038

As at June 30, 2003, costs of acquiring unproved properties in the amount of $5,270 (2002 - $1,186,516) were excluded from depletion calculations.

The Company is required to fund its share of costs and expenses. Failure to fund expenditures will in some cases result in a dilution of its interests.

4.         Capital Assets

Capital assets consists of the following:

Capital assets consists of the following:

	2003		2002

		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization

Land	$342,884	$-	$342,884	$-
Building	2,350,141	671,386	2,139,887	623,270
Manufacturing equipment	717,634	646,063	764,482	671,672
Tools and equipment	1,727,943	1,254,302	1,164,421	869,526
Office equipment	478,425	298,536	311,029	217,999
Vehicles	259,373	205,420	199,805	150,625
Paving	38,851	17,550	37,460	15,999
Equipment under capital leases	516,448	171,656	879,687	455,705

	6,431,699	3,264,913	5,839,655	3,004,796

Net book value		$3,166,786		$2,834,859

The Company's ownership in the building located in Port aux Basques, Newfoundland, is an inactive asset with a carrying amount of $100,000 (2002 - $100,000) and may be subject to a third party debenture of $500,000 on the leasehold interest that expires on December 22, 2008. The Company's position with respect thereto is that it does not believe the debenture holder's security interest is valid.

13

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

5.         Change in Accounting Policies

(a) Asset Retirement Obligations

During 2003, the Company early adopted the recommendations of the new CICA Handbook Section 3110, Asset Retirement Obligations on a retroactive basis. As a result of applying the new standards, management determined that the asset retirement obligation in the amount of $100,960 was necessary for site restoration costs related to its oil and gas properties for the prior year. The oil and gas properties were adjusted for the same amount and the effect to opening deficit in 2002 was considered to be immaterial.

(b) Goodwill

During 2002, the Company adopted the recommendations of the new CICA Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangibles. As a result of applying the new standards, management determined that the value of goodwill was impaired and accordingly a transitional impairment loss $2,056,832 has been charged to opening deficit in 2002 resulting in no goodwill remaining. Goodwill had previously been amortized over 10 years.

Goodwill is recorded net of the transitional impairment loss of $2,056,832 and accumulated amortization prior to adoption of $615,417 (2002 $615,417).

The adjusted net loss, basic loss per share from continuing operations and basic loss per share for comparative fiscal years ending June 30, 2002 and 2001 if no amortization was recorded in those years are as follows:

		2003	2002	2001

Reported net loss		$(8,047,476)	$(1,131,370)	$(3,634,916)

Add back:	Goodwill amortization	-	-	261,258

Adjusted net loss		$(8,047,476)	$(1,131,370)	$(3,373,658)

Basic loss per share:
Reported net loss for the year		$(2.11)	$(0.51)	$(2.56)
Goodwill amortization		-	-	0.18
Adjusted net loss for the year		$(2.11)	$(0.51)	$(2.38)

6.         Joint Ventures

The Company's subsidiary, M&M, carries on part of its business in three joint ventures and one limited partnership, Newfoundland Service Alliance Inc. ("NSA"), a 20.83% owned joint venture Magna Services Inc. ("Magna"), a 50% owned joint venture, Liannu, a limited partnership, which the Company owns 49% and acts as the general partner and North Eastern Contractors Limited ("NECL"), a 50% joint venture.

14

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2003, 2002 and 2001

6.         Joint Ventures - (Continued)

During the year the Company recorded $3,241,557 (2002 - $1,584,865, 2001 - $1,354,170) of revenue from NSA and eliminated on proportionate consolidation $675,324 (2002 - $330,180, 2001 - $225,695). The Company recorded revenue from Magna of Nil (2002 - Nil, 2001 - $166,836) and eliminated Nil (2002 - Nil, 2001 - $83,418). The Company also recorded revenue from NECL of $371,432 (2002 - Nil, 2001 - Nil) and eliminated on proportionate consolidation $185,716 (2002 - Nil, 2001 - Nil).

The following is a summary of the combined financial information relating to the Company's proportionate interest in these joint ventures, unadjusted for transactions between the joint venture and the Company:

	Proportionate Share of Joint Ventures' Financial Information
	2003	2002

Balance sheet
Current assets	$4,952,377	$1,215,722
Non current assets	63,753	3,636
Current liabilities	(4,991,836)	(1,206,601)
Operations
Revenue	7,703,574	2,932,433
Operating expenses and amortization	6,918,614	2,520,592
Participation and service fees	773,473	411,972
Net income	11,487	(131)
Cash flows
Operating activities	3,216,831	(117,249)
Financing activities	(1,176,403)	19,000
Investing activities	(83,705)	50,000

During the year, the Company received participation and service fees of $768,682 (2002 - $417,652) from its joint ventures.

7.         Bank Indebtedness and Restricted Cash

Bank indebtedness of M&M represents a revolving credit facility in the amount of $1,750,000, payable on demand and bears interest at prime plus 2.25% (2002 - 2.25%).

The bank indebtedness is collateralized by a general assignment of accounts receivable and inventory, a demand debenture providing a second fixed charge over property and immovable equipment, a first fixed charge over certain equipment and a floating charge over all assets.

The credit agreement which M&M has with the bank contains certain restrictive covenants with respect to maintenance of certain financial ratios, declaration and payment of dividends, advancement of funds to and from related parties and acquisition of unfunded capital assets. As at June 30, 2003 M&M was in violation of some of these covenants.

During 2002, one of M&M's joint ventures obtained a credit facility in the amount of $150,000, which is repayable on demand and bears interest at the bank's prime lending rate plus 2% per annum. As security for this facility, M&M postponed its claim for $50,000 owed to them by the joint venture until repayment of the credit facility to the bank and provided a guarantee of $75,000.

15

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

7.         Bank Indebtedness and Restricted Cash - (Continued)

During 2003, one of M&M's joint ventures negotiated a credit facility in the amount of $1,000,000, which is repayable on demand and bears interest at the bank's prime lending rate plus 1.50% per annum. Included in bank indebtedness is a bank demand loan of $93,000 (2002- $19,000).

The restricted cash balance of $1,218,070 arises from NECL. As part of the contract with Aker Maritime Kiewit Contractors ("AMKC") to construct the module for the Whiterose oil development project, NECL was required to provide a 10% letter of credit guarantee for the duration of construction. This money is in escrow and the joint venture cannot access it until AMKC provides approval at the end of the project. The dollar amount of the letter of credit has been proportionately consolidated and expires in February 2004.

8.         Due to Shareholders

The amount due to shareholders is comprised of a non interest bearing promissory note of Nil (2002 - $313,300) and a non interest bearing amount due to a shareholder of $402,419 (2002 - $315,046). The amount due to shareholder is payable $90,000 on or before September 30, 2003 and the balance payable in four equal instalments payable August 31, 2003, September 30, 2003, October 31, 2003 and November 30, 2003.

The promissory note was fully repaid during 2003.

9.         Long-Term Debt

	2003	2002

Roynat Inc. mortgage maturing in 2008 with interest at Roynat cost of funds plus 3.25% ( 2002 - 6.99%; 2001 6.37%) repayable in monthly principal payments of $7,000, plus interest. The mortgage is collateralized by a first charge on land and building of M&M, and a floating charge on all other assets subject to a prior floating charge in favour of the Canadian Imperial Bank of Commerce (see Note 7)	$437,400	$521,400

Capital leases on equipment, with interest at 5.41% to 12.45% (2002 - 5.4% to 16.3%) compounded semi annually, repayable in blended monthly payments of $13,000 (2002 - $10,200)	$248,92	$166,195

	686,329	687,595
Less: Current portion	158,309	185,925

	$528,020	$501,670

16

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

9.         Long-Term Debt - (Continued)

Principal repayments on long-term debt in each of the next five years are estimated as follows:

2004	$158,309
2005	147,850
2006	127,175
2007	121,521
2008 and thereafter	131,474

10.      Share Capital

(a)          Authorized

Unlimited Common shares, without par value
Unlimited Class A Preference shares, Series 1
Unlimited Class A Preference shares, Series 2

(b)           Issued
                                              Number of
                                       Shares               Consideration

        Common shares

Balance, as at June 30, 2001	6,273,419	$31,007,289

Issued pursuant to a private placement (i), net of
issue costs of $273,525	1,100,000	6,668,993
Warrants exercised	1,960,000	2,240,000
Options exercised (ii)	277,500	926,550
Settlement of professional fees (iii)	7,726	53,900
Conversion of Preference shares (iv)	960,000	1,200,000

Balance , as at June 30,2002	10,578,645	42,096,732

Issued pursuant to a private placement (v)	1,600,000	1,242,400
Share consolidation (vi)	(8,119,636)	-

Balance, as at June 30, 2003	4,059,009	$43,339,132

17

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

10.  Share Capital - (Continued)

(i)  During the prior year the Company entered into three private placements with arms length parties as follows:

(a)   The Company issued two allotments of 116,667 (pre-consolidation 350,000) units at a price of US $12.00 (pre-consolidation US $4.00) per unit on November 9, 2001 and November 16, 2001 respectively for gross proceeds of US $2.8 million. Each unit was comprised of 116,667 (pre-consolidation 350,000) common shares and one-tenth of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a purchase price of US $13.35 (pre-consolidation US $4.45) per common share exercisable for a period of six months after closing. On May 9, 2002, 11,667 (pre-consolidation 35,000) warrants expired under their own terms and on May 16, 2002, 11,667 (pre-consolidation 35,000) warrants expired under their own terms.

(b)          On March 13, 2002 the Company issued 133,333 (pre-consolidation 400,000) units at a price of U.S. $12.00 (pre-consolidation US $4.00) per unit for gross proceeds of US $1.6 million. Each unit was comprised of one common share and one tenth of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a purchase price of US $ 13.35 (pre-consolidation US $4.45) per common share exercisable for a period of one year after closing. On March 13, 2003 13,333 (pre-consolidation 40,000) warrants expired under their own terms.

(ii)    On October 4, 2001 the Company issued 6,667 (pre-consolidation 20,000) options to a consultant for professional services. On November 12, 2001 the consultant exercised the 6,667 (pre-consolidation 20,000) options for consideration of $85,000. On November 8th, and 12th consultants exercised 1,333 (pre-consolidation 4,000) and 6,667 (pre-consolidation 20,000) options respectively for total proceeds of $96,000. During the year employees of the Company exercised a total of 77,833 (pre-consolidation 233,500) options for total consideration of $745,550.

(iii)   On October 19, 2001 the Company issued 2,575 (pre-consolidation 7,726) common shares for total consideration of $53,900 to a former professional engaged by the Company for settlement of professional fees.

(iv)   On February 2, 2001 the Company issued 320,000 (pre-consolidation 960,000) Class A Preference shares, Series 2 from treasury to arms length parties. Each Series 2 share carries a 5% cumulative preferred annual dividend. Each Series 2 share is convertible during the first 30 months from the date of issuance into one unit of the Company at the rate of $3.75 (pre-consolidation $1.25) per unit. Each unit is comprised of one common share and one common share purchase warrant. Each common share purchase warrant is exercisable at $4.50 (pre-consolidation $1.50) for one common share for a period of two years after conversion. After 30 months each Series 2 share is convertible into one unit at the weighted average price of the market value of the Company's common shares during the period 10 days prior to conversion (the "Conversion Price"). Each unit is comprised of one common share and one common share purchase warrant exercisable at 10% above the Conversion Price for one common share for a period of two years after conversion. As consideration, $950,000 of promissory notes payable to the shareholders were applied to shareholder loans and $250,000 of cash was received.

18

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

10.     Share Capital - (Continued)

During the prior year holders of 320,000 (pre-consolidation 960,000) Series 2 Preference shares in the capital of the Company exercised their conversion rights and acquired 320,000 (pre-consolidation 960,000) common shares at $3.75 (pre-consolidation $1.25) per share for total consideration of $1,200,000 and 320,000 (pre-consolidation 960,000) common share purchase warrants with an exercise price of $4.50 (pre-consolidation $1.50) per warrant. The holders subsequently exercised the 320,000 (pre-consolidation 960,000) common share purchase warrants at $4.50 (pre-consolidation $1.50) each for proceeds to the Company of $1,440,000.

(v)    On December 20, 2002 the Company entered into a private placement financing with four arms-length investors. The Company issued four allotments of 133,333 (pre-consolidation 400,000) units at a price of US $1.50 (pre-consolidation US $0.50) per unit for net proceeds of US $800,000. Each unit is comprised of one (1) common share and one common share purchase warrant. Each warrant entitles the holder to purchase one (1) common share at a purchase price of US $1.80 (pre-consolidation US $0.60) per common share exercisable for a period of two years after closing.

(vi)   On the December 30, 2002 at the Annual Meeting of the Shareholders of the Company, the shareholders approved the consolidation of the Company's issued common shares on the basis that every three (3) pre-consolidated common shares will be converted into one (1) post-consolidation common share. On February 11, 2003 the Company filed Articles of Amendment consolidating the issued common shares on a one for three basis.

(c)   Warrants

The following common share purchase warrants are outstanding as at June 30, 2003:

            Number of Warrants         Expiry Date             Price

                    533,332         December 31, 2004             US $ 1.80

The continuity of the common share purchase warrants is as follows:

Number of Warrants
Balance, as at June 30, 2001	1,318,917

Issued to non-controlling shareholders	110,000
Issued upon conversion of Series 2 Preference shares	960,000
Exercised	(1,960,000)
Expired	(292,917)

Balance, as at June 30, 2002	136,000

Expired	(96,000)
Issued pursuant to a private placement	1,600,000
Share consolidation (Note 10 (b)(vi))	(1,093,335)
Expired	(13,333)

Balance, as at June 30, 2003	533,332

19

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

10.  Share Capital - (Continued)

(d)   Stock Option Plan

The Company has a Stock Option Plan (the "Plan") to provide incentive for the directors, officers, employees, consultants and service providers of the Company and its subsidiaries. The maximum number of shares which may be set aside for issuance under the Plan is 20% of the outstanding common shares (811,802 common shares at June 30, 2003 (2002 266,667 (pre-consolidation 800,000) common shares)). At June 30, 2003 there was Nil options outstanding.

The continuity of stock options is as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Balance, June 30, 2001	255,000	$8.46

Issued	342,500	18.54
Expired	(25,000)	12.00
Exercised	(277,500)	10.02

Balance, June 30, 2002	295,000	18.42

Share consolidation	(196,667)	-
Cancelled	(98,333)	18.42

Balance, June 30, 2003	-	$-

20

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

11.   Income Taxes

Significant components of the Company's future tax assets and liabilities are as follows:

	2003	2002

Future income tax assets:
Non-capital loss carryforwards	$3,335,680	$4,016,968
Capital losses	1,540,890	2,172,389
Oil and gas properties	245,400	578,230
Capital assets	80,060	-
Investments	131,690	168,246
Other	6,020	-

	5,339,740	6,935,833
Non-capital losses applied	(448,140)	(773,833)
Valuation allowance	(4,891,600)	(5,567,000))

	$-	$595,000

Current portion	$-	$61,473

Long term portion	$-	$533,527

Future income tax liabilities
Capital assets	$-	$(119,375)
Unbilled revenue	(648,450)	(985,495)
Holdbacks	(99,790)	(123,563)
Other	(2,800)	-

	(751,040)	(1,228,433)
Non capital losses applied	448,140	773,833

	$(302,900)	$(454,600)

Current portion	$(302,900)	$(432,490)

Long term portion	$-	$(22,110)

21

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

11.       Income Taxes - (Continued)

The Company's provision for income taxes is comprised as follows:

	2003	2002	2001

Net loss from continuing operations	$(7,601,141)	$(536,535)	$(2,222,506)

Combined federal and provincial income tax rate	38%	39%	43%

Recovery of income tax calculated at
statutory rates	$(2,888,434)	$(209,249)	$(955,678)
Increase (decrease) in taxes resulting from:
Non-deductible expenses	32,305	21,263	672,578
Amortization of goodwill	-	-	112,000
Depletion of oil and gas properties	140,364	146,883	20,000
Other	(62,292)	133,938	-
Benefits of previously unrecorded losses	-	-	(1,097,000)
Change in tax rates	1,638,449	-	-
Contingent loss	2,261,343	-	-
Valuation allowance adjustment	(675,400)	502,000	-

Provision for income taxes	$446,335	$594,835	$(1,248,100)

The Company and its subsidiaries have non-capital losses of approximately $10,742,000 which are available to reduce future taxable income. These non-capital losses expire as follows:

2004	$888,000
2005	2,887,000
2006	1,938,000
2007	1,401,000
2008	1,319,000
2009	1,183,000
2010	1,126,000

12.  Other Income

Included in other income is a gain on sale of marketable securities of $96,097. Also included is interest income on invested cash. During 2002 included in other income is a litigation settlement of $650,000 related to a claim against a company with respect to an asset purchase agreement. Also included in 2002 is an overprovision for costs related to the Port aux Basques property settled for $214,500 less than accrued. The balance of other income in 2002 relates primarily to credits received for workers compensation adjustments of primarily years.

22

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

13.  Changes in Working Capital and Non-Cash Transactions

Non-cash working capital transactions relating to funds from operations are as follows:

	2003	2002	2001

Accounts receivables	$(1,285,263)	$(887,115)	$(997,513)
Inventories and unbilled revenue	258,175	(1,612,963)	485,491
Prepaid expenses	(181,107)	7,711	13,758
Accounts payable and accrued liabilities	1,725,302	(124,855)	(724,800)
Deferred revenue	2,399,086	-	-
Restricted cash	(1,218,070)	-	-

	$1,698,123	$(2,617,222)	$(1,223,064)

(a) Supplemental Cash Flow Information

	2003	2002	2001

Cash paid for interest	$273,658	$136,009	$256,488

(b)   Non-Cash Transactions

The Company entered into the following non-cash transactions:

	2003	2002	2001

Shares issued pursuant to settlement
of professional fees	$-	$53,900	$-
Shares issued pursuant to private
placement in settlement of
promissory notes	-	-	950,000
Shares issued pursuant to exercise
of warrant in settlement of
promissory notes	-	480,000	-
Shares issued for acquisition of Oil
and Gas Properties	-	-	335,000
Capital assets purchased through
capital leases	195,841	57,340	95,694

23

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

14.  Commitments

Operating Leases

The Company has entered into agreements to lease vehicles and office equipment for various periods until the year 2007. The minimum rental commitments under operating leases are estimated as follows:

2004	$158,309
2005	147,849
2006	127,175
2007	121,521
2008	114,074

$668,928

15.   Financial Instruments

The carrying values of the financial instruments of the Company, with the exception of long term debt, approximate fair values due to the short term maturities and normal trade credit terms of those instruments. Included in cash is $1,067,486 (2002 - $2,613,213) held at one financial institution and $2,975,709 (2002 - $2,693,179) held at financial intermediaries.

The fair value of long term debt approximates its carrying value in 2002 and 2003 as the terms are variable based on the Roynat cost of funds. The fair value of the amounts due to shareholders could not be reasonably determined as there is no comparable market data for this amount.

The Company provides services and sells its products to many customers. Two customers represent 53% (2002 - four customers represents 59%) of the trade accounts receivable at year end. One customer represents 33% (2002 - one customer represents 32%; 2001 - one customer represents 40%) of the revenue for the year. Four suppliers represent 29% (2002 - two suppliers represent 28%) of the trade accounts payable at year end.

From time to time the Company may be required to arrange bonding on contract bids.

Included in administrative expenses is $122,440 in foreign exchange losses.

16.   Per Share Information

In 2001 the Company adopted the treasury method for computing earnings per share and fully diluted earnings per share. The treasury method has been applied retroactively. Net loss per share has been determined using the weighted average number of common shares outstanding as at June 30, 2003 - 3,806,224 (2002 - 2,212,795; 2001 - 1,418,834).

In each of the fiscal years the exercise of warrants and stock options would be anti-dilutive.

The weighted average number of common shares and net loss per share figures for prior year have been retroactively restated for the reverse stock split.

24

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

17.   Reconciliation to Accounting Principles
Generally Accepted in the United States

The Company's accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except for the following:

(a)          Stock Options

Under US GAAP (FAS 123), stock options granted to consultants are recognized as an expense based on their fair value at the date of grant. Prior to the adoption of the Canadian Institute Chartered Accountants ("CICA") section 3870, under Canadian GAAP the options were disclosed and no compensation expense was recorded. The calculation for the compensation of $ Nil (2002 - $8,621, 2001 - $112,040) is based on the Black Scholes option pricing model with the assumption that no dividends are to be paid on common shares, a weighted average volatility factor for the Company's share price of Nil (2002 - 0.31, 2001 - 0.64) for Nil (2002 - 6,667, 2001 - 23,333 and 6,667) options issued during fiscal 2003 and a weighted average risk free interest rate of 5% over a four year period and a fair value of options of $Nil (2002 - $1.29, 2001 - $4.29 and $1.80 respectively) and a share price of $Nil (2002 - $8.10, 2001 - $9.30 and $4.50 respectively).

The Company follows APB 25 for options granted to employees. For employees, compensation expense is recognized under the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market price at grant date over the exercise price. Such expense is reflected over the service period; if for prior services, expensed at date of grant; if for future services, expensed over vesting period. The exercise price of the stock options outstanding to employees is equal or exceeds the market value of the shares at the date granted, therefore, no compensation expense is recognized at grant date for US GAAP purposes.

(b)   Interest Free Loans

Under US GAAP, the benefit of interest free loans is reflected as a discount to the debt and a credit to paid in capital. This discount is computed using the current borrowing rate available to the Company and amortized over the life of the debt.

(c)   Joint Venture

Under US GAAP, the Company would use the equity method of accounting for joint ventures rather than the proportionate consolidation method of accounting. For further information see Note 6.

(d)   Comprehensive Income

Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

Other comprehensive income includes the unrealized holding gains and losses on the available-for-sale securities see Note 17(a).

25

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

17.   Reconciliation to Accounting Principles
Generally Accepted in the United States - (Continued)

(e)   Marketable Securities

Under accounting principles generally accepted in Canada, gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment in value which is other than temporary. Under US GAAP, such investments are recorded at market value and the unrealized gains and losses are recognized as a separate item in the shareholder's equity section of the balance sheet unless impairments are considered other than temporary.

(f)     Preference Shares

In 2001 under US GAAP, the Company has recorded a deemed dividend of approximately $420,000 for the beneficial conversion under the terms of the preferred shares.

(g)   Oil and Gas Properties

Under US GAAP, the Company is required to discount future net revenues at 10% for purposes of calculating any required ceiling test write-down. Under Canadian GAAP, future net revenues are not discounted, however, they are reduced for estimated future general and administrative expenses and interest. As a result the carrying value of the oil and gas properties under US GAAP would be written down to discounted future net revenues.

(h)   Recently issued Accounting Standards

In March 2000, the Financial Accounting Standards Board Issued FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation", an interpretation of APB Opinion No. 25. The Company adopted the interpretation on July 1, 2000. Among other things, the Interpretation requires that stock options that have been modified to reduce the exercise price be accounted for as variable. As of July 1, 2000, under the provisions of Interpretation No. 44, any options that are considered repriced are accounted for as variable options from that date forward. Therefore, the option value will be re-measured at the end of each period using the greater of the exercise price or the July 1, 2000 fair market value as the basis for determining increases in the intrinsic value of the options. During 2001, the Company repriced 19,167 (pre-consolidation 57,500) options with an intrinsic value of $92,000 which has been included in the compensation expense adjustment. During 2002, these repriced options were exercised and an additional intrinsic value of $102,550 was recorded to the compensation expense adjustment on their respective measurement dates.

26

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

17.   Reconciliation to Accounting Principles
Generally Accepted in the United States - (Continued)

(h)    Recently Issued United States Accounting Standards (continued)

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires that the Company complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142. During 2002, the Company early adopted SFAS 142, management has determined that the value of goodwill was impaired, accordingly a transitional impairment loss $2,056,832 has been reported as a cumulative effect of a change in accounting principle. Goodwill had previously been amortized over 10 years. This change in accounting policy has been applied by recording a cumulative adjustment in 2002.

In 2002, goodwill was recorded net of a transitional impairment loss of $2,056,832 and accumulated amortization prior to adoption of $615,417 (2002 - $615,417) resulting in no remaining goodwill.

The adjusted net loss from continuing operations per US GAAP, basic and diluted net loss per share from continuing operations and basic and diluted net loss per share for the comparative fiscal year ending June 30, 2001 if no amortization was recorded in that year is follows:

27

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

17.   Reconciliation to Accounting Principles
Generally Accepted in the United States - (Continued)

(h)   Recently Issued United States Accounting Standards (continued)

	2003	2002	2001

Reported net loss from continuing
operations per US GAAP	$(8,047,476)	$(2,441,721)	$(1,357,753)
Add back:Goodwill amortization	-	-	-261,258

Adjusted net loss from continuing
operations per US GAAP	$(8,047,476)	$(2,441,721)	$(1,096,495)

Basic and diluted net loss per share from
continuing operations per US GAAP
Reported net loss from continuing
operations per US GAAP	$(2.11)	$(1.10)	$(0.96)
Goodwill amortization	-	-	0.18

Adjusted net loss from continuing
operations	$(2.11)	$(1.10)	$(0.78)

Basic and diluted net loss per share
per US GAAP:
Reported net loss per US GAAP	$(2.11)	$(2.03)	$(2.83)
Goodwill amortization	-	-	0.18

Adjusted net loss for the year
per US GAAP	$(2.11)	$(2.03)	$(2.65)

In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for the fiscal year ending June 30, 2003. The Company has early adopted the new CICA Section 3110 Asset Retirement Obligations for Canadian GAAP purposes as disclosed in Note 5. Section 3110 is similar to SFAS 143 except for the transitional provisions. Under US GAAP, the cumulative effect of the change in accounting principle would be shown and no retroactive adjustment would be made to the comparative figures. Under US GAAP, the cumulative effect of the change in accounting principle was considered to be immaterial.

28

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

17.   Reconciliation to Accounting Principles
Generally Accepted in the United States - (Continued)

(h)   Recently Issued United States Accounting Standards (continued)

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at the date the liability is incurred and is measured and recorded at fair value. This is effective for exits or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material impact on its financial position and results of operation.

In November 2002, the FASB published Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". The Interpretation expands on FAS 5, "Accounting for Contingencies", FAS 57, "Related Party Disclosures" and FAS 107, "Disclosures about Fair Value of Financial Instruments". It also incorporates, without change, Interpretation No. 34, "Disclosure of Indirect Guarantees". The Interpretation elaborates on the existing disclosure requirements for most guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The Interpretation is to be applied on a prospective basis to guarantees issued or modified after December 31, 2002, except for the disclosure requirements that are effective for interim or annual financial statements with periods ending after December 15, 2002. The adoption of this statement did not have a material effect on the financial position or results of operations.

29

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

17.   Reconciliation to Accounting Principles
Generally Accepted in the United States - (Continued)

(h)   Recently Issued United States Accounting Standards (continued)

In January 2003, the FASB issued Financial Interpretation 46 "Accounting for Variable Interest Entities" ("FIN 46") that will require the consolidation of certain entities that are controlled through financial interests that indicate control (referred to as "variable interests"). Variable interests are the rights or obligations that convey economic gains or losses from changes in the values of the entity's assets or liabilities. The holder of the majority of an entity's variable interests will be required to consolidate the variable interest entity. The Company does not believe FIN 46 will result in the consolidation of any additional entities that existed at June 30, 2003.

In December 2003, the FASB issued FSAF No. 148. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of this statement had no effect on the financial position or results of operations.

In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." The changes are intended to improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. Additionally, those changes are expected to result in more consistent reporting of contracts as either derivatives or hybrid instruments.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It also requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective generally at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. It is to be implemented by reporting a cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this statement did not have a material effect on the financial position or results of operations.

30

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

17.   Reconciliation to Accounting Principles
Generally Accepted in the United States - (Continued)

If US GAAP as allowed by Item 17/18 of Form 20F were followed, the effect on the consolidated balance sheet would be as follows:

	2003	2002

Total assets per Canadian GAAP	$28,834,961	$25,415,063
Unrealized gain on marketable securities (e)	50,612	-
Writedown oil and gas properties (g)	(1,044,000)	(1,044,000)
Site restoration	-	(100,960)

Total assets per US GAAP	$27,841,573	$24,270,103

Total liabilities per Canadian GAAP	$17,581,355	$7,356,381
Site restoration	-	(100,960)

Total liabilities per US GAAP	$17,581,355	$7,255,421

Total shareholders' equity per Canadian GAAP	$11,253,606	$18,058,682
Other paid in capital adjustment per US GAAP
Compensation expense (a)	413,102	413,102
Debt discount (b)	683,162	683,162
Accumulated other comprehensive income
Unrealized gain on marketable securities (e)	50,612	-
Deficit adjustments per US GAAP
Amortization of debt discount	(683,162)	(683,162)
Compensation expense	(413,102)	(413,102)
Writedown oil and gas properties	(1,044,000)	(1,044,000)

Total shareholders' equity per US GAAP	$10,260,218	$17,014,682

31

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

17.   Reconciliation to Accounting Principles
Generally Accepted in the United States - (Continued)

If US GAAP by Item 17/18 of Form 20F were followed, the effect on the consolidated statements of loss and comprehensive loss would be as follows:

	2003	2002	2001

Net loss from continuing operations
according to Canadian GAAP	$(8,047,476)	$(1,131,370)	$(974,406)
Compensation expense adjustment (a)	-	(111,171)	(204,040)
Amortization of debt discount (b)	-	(155,180)	(179,307)
Writedown oil and gas properties (g)	-	(1,044,000)	-

Net loss from continuing operations
according to US GAAP	(8,047,476)	(2,441,721)	(1,357,753)
Loss from discontinued operations	-	-	(2,660,510)

Net loss according to US GAAP before
cumulative effect of a change in accounting
principle	(8,047,476)	(2,441,721)	(4,018,263)
Cumulative effect of a change in accounting
principle	-	(2,056,832)	-

Net loss according to US GAAP	(8,047,476)	(4,498,553)	(4,018,263)
Unrealized (loss) gain on
marketable securities (e)	50,612	(34,077)	34,077

Comprehensive net loss according to
US GAAP	$(7,996,864)	$(4,532,630)	$(3,984,186)

Net loss according to US GAAP	$(8,047,476)	$(4,498,553)	$(4,018,263)
Deemed dividend on preferred shares (f)	-	-	(420,000)

Net loss available for common shareholders	$(8,047,476)	$(4,498,553)	$(4,438,263)

Basic and diluted net loss per common
share from continuing operations
according to US GAAP	$(2.11)	$(1.10)	$(0.96)

Loss per common share for the cumulative
effect of a change in accounting
principle for GAAP	$-	$(0.93)	$-

Basic and diluted net loss per common
share according to US GAAP	$(2.11)	$(2.03)	$(2.83)

Shares used in the computation of basic
and diluted earnings per share	3,806,224	2,212,795	1,418,834

32

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

18.   Subsequent Event

On October 11, 2003 pursuant to an Arbitration Award, VBC agreed to transfer an additional 500,000 equity shares held by it in KEOPL of par value of INR 10 each aggregating to INR 5 million (approximately Cdn$150,000) to the Company as special consideration arising out of an increase in the equity of KEOPL.

Pursuant to the Arbitration Agreement, VBC shall be required to buy the 11,348,200 shares in KEOPL for consideration of INR 113,482,000 (approximately Cdn$3.3 million) on or before the earlier event of 60 days after the first disbursal of funds on Financial Closure of the Project and March 31, 2004. The Company shall at its option upon written notice to VBC offer to sell and VBC shall be required to buy the 500,000 equity shares of KEOPL at the par value of INR 5 million on or before the same dates mentioned above. If VBC does not buy back or pay for the shares by March 31, 2004 interest of 12% will be charged per annum.

19.   Segmented Information

The Company's operations are separated into two distinct segments; the Industrial & Offshore Division, consisting of the operations of M&M and its wholly-owned subsidiary MMO, and the Oil & Gas Division performing oil and gas exploration and production. M&M and MMO are mechanical contracting and fabrication companies, performing installation, erection, welding, maintenance and ancillary fabrication services. All reportable segments are located in Canada.

The following is the Company's segmented information for continuing operations:

For the year ended June 30, 2003

	Industrial &
	Offshore	Oil & Gas		2003
	Division	Division	Corporate	Total

Revenue	$25,389,716	$579,749	$-	$25,969,465

Interest expense	268,443	-	5,215	273,658

Amortization	316,623	416,937	-	733,560

Net earnings (loss) from
continuing operations	$48,568	$(116,377)	$(7,979,667)	$(8,047,476)

Capital assets and Oil and
Gas Interests	$3,166,786	$4,444,038	$-	$7,610,824

33

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

19.   Segmented Information (continued)

For the year ended June 30, 2002

	Industrial &
	Offshore	Oil & Gas		2002
	Division	Division	Corporate	Total

Revenue	$21,561,858	$448,463	$-	$22,010,321

Interest expense	131,084	-	4,925	136,009

Amortization	321,991	376,622	-	698,613

Net earnings (loss) from
continuing operations	$187,642	$(690,758)	$(628,254)	$(1,131,370)

Capital assets and Oil and
Gas Interests	$2,834,859	$4,501,038	$-	$7,335,897

For the year ended June 30, 2001

	Industrial &
	Offshore	Oil & Gas		2001
	Division	Division	Corporate	Total

Revenue	$18,770,318	$313,490	$-	$19,083,808

Interest expense	251,592	-	4,896	256,488

Amortization	631,634	45,364	-	676,998

Net earnings (loss) from
continuing operations	$(2,100,005)	$1,239,633	$(114,034)	$(974,406)

20.   Discontinued Operations

Effective June 30, 2001 the Company adopted a formal plan to dispose of its power segment of business (the "Power Division").

Karnataka Project

On April 22, 1999, the Karnataka Power Transmission Corporation Limited (formerly Karnataka Electricity Board) ("KPTCL") executed a Power Purchase Agreement ("PPA") with Euro India Power Canara Limited ("EIPCL"), a limited liability company incorporated in India. The Company has a 64% interest in EIPCL through its wholly owned subsidiary EPS Karnataka Power Corp., a company incorporated in Ontario. EIPCL is inactive. (See Note 23 Contingent Liabilities).

34

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

20.   Discontinued Operations - (Continued)

Andhra Pradesh Project (see Note 2 and 18)

The results of the Power Division have been accounted for as discontinued operations. Estimated disposal costs have been included in the loss from discontinued operations.

The accounting for these discontinued operations is summarized as follows:

	2003	2002	2001

Revenues	$-	-	$-

Earnings (loss) from operations	-	-	(48,414)

Loss from disposal of operations	-	-	(2,612,096)

Loss from discontinued operations	$-	$-	$(2,660,510))

The Company's consolidated balance sheets include the following amounts related to the discontinued operations:

	2003	2002

Investment	$3,500,000	$3,500,000

Total net assets	$3,500,000	$3,500,000

21.  Oakwell Claim Payable

On October 16, 2003 the Company received a decision from the High Court of the Republic of Singapore with respect to a 13-day trial held from May 5, 2003 to May 22, 2003.

The Judge awarded Oakwell Engineering Limited ("Oakwell"), a company incorporated in the Republic of Singapore, US$1.6 million in respect of Oakwell's claim against the Company for the sum of US $2,790,000, and awarded OEL US$2.56 million representing the Judge's assessment of the equivalent to 6.25% of the actual cash available for foreign repatriation from a proposed power project in India (Project) in each of the first five years after the commercial operation date of the Project for a total award of US $4.16 million (approximately Cdn $5.4 million) plus certain legal cost estimated at Cdn $0.5 million.

The Company plans to appeal the decision. A provision of $5.9 million has been made to these financial statements for the claim.

35

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

22.   Related Party Transactions

Effective June 30, 2003, a Director of the Company was awarded $90,000 as compensation for services rendered during the year on behalf of the Company.

On September 1, 2003 the Company entered into a nine month consulting agreement with another director whereby the Company director would be remunerated US $5,000 per month for services rendered to the Company.

These transactions are in the normal course of business of the Company and measured at the exchange amount.

23.   Contingent Liabilities

(a)   In 1998 a statement of claim has been filed against the Company by a former financial adviser alleging breach of contract. The plaintiff has claimed for special damages in the amount of approximately $240,000 (US $184,197) and entitlement to a success fee of 1% of the gross debt/equity financing of the Andhra Pradesh project less up to 20% of any corporate contributions by the Company or its affiliates. Management believes that the claim is without merit and has filed a counter claim. No correspondence or activity has transpired since 1999 and management believes that the plaintiff has abandoned the litigation. No provision has been made in these financial statements for this claim.

(b)          On August 11, 2003, EIPCL filed a statement of claim against KPTCL for repudiatory breach of PPA and claimed damages in the amount of US $3,835,232 plus costs and interest. On October 7, 2003 KPTCL filed a statement of objection to reject EIPCL's claim with costs stating that EIPCL failed to put up the Barge Mounted Power Plant and claims the sum of Rs 25 crores (approximately US $5,000,000) plus interest.

36